UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 10, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Wellcare Health Plans, Inc.
File No. 1-32209 - CF#31880

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Wellcare Health Plans, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits to Forms 8-K filed on December 1, 2010, January 5, 2012, March 27, 2013, January 6, 2014, and January 21, 2014. Wellcare Health Plans, Inc. also seeks an extension of a previous grant of confidential treatment for information excluded from Exhibit 10.1 to a Form 8-K filed on January 5, 2012, as modified by the same contract refiled with fewer redactions as Exhibit 10.35 to a Form 10-K filed on February 17, 2015.

Based on representations by Wellcare Health Plans, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	8-K	December 1, 2010	through December 31, 2016
10.1	8-K	January 5, 2012	through December 31, 2016
10.2	8-K	January 5, 2012	through December 31, 2016
10.4	8-K	March 27, 2013	through December 31, 2016
10.1	8-K	January 6, 2014	through December 31, 2016
10.1	8-K	January 21, 2014	through December 31, 2016
10.35	10-K	February 17, 2015	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary